UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 11, 2009

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES COMMISSIONING NEW EQUIPMENT AT BELORETSK METALLURGICAL PLANT
Beloretsk, Russia – September 11, 2009 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces commissioning of the new production line for cold-deformed reinforcement wire held today at its Beloretsk
Metallurgical plant (BMP) subsidiary.
The new production line for cold-deformed reinforcement wire commissioning ceremony was attended by President of the Republic of Bashkortostan Murtaza
Rakhimov, Deputy Prime Minister of the Republic of Bashkortostan Yury
Pustovgarov, Head of Beloretsky Municipal Region Nikolay Maksimov, Mechel OAO
Chief Executive Officer Igor Zyuzin, Mechel Management OOO Chief Executive
Officer Andrey Deyneko, BMP’s Managing Director Viktor Kamelin and other guests.
After the official part of the ceremony Murtaza Rakhimov and Igor Zyuzin cut a symbolical red tape and then put the line into operation. The guests were advised of the new product manufacturing process. After the first reinforcement wire coil left the line, President of the Republic of Bashkortostan asked
Mechel’s management for details regarding the new technology and production quality and application. Administration of the Republic of Bashkortostan and Mr.
Rakhimov personally emphasized great importance of Beloretsk Metallurgical plant development and highly appreciated its contribute to the region’s industrial and social development.
Deputy Prime Minister of the Republic of Bashkortostan Yury Pustovgarov noted:
“Today’s new equipment commissioning is a bright example of Mechel group’s commitment to its strategy of modernization and increase in production volume in spite of the world economic crisis consequences. The Republic’s Administration highly appreciates results of the work which the company does in Bashkortostan.
Importance of Mechel’s work in our region rises each year, and as for the current situation in our economy this is particularly obvious. I’d like to emphasize the company’s well thought-out production policy focused on manufacturing high added value products. Specifically at BMP a part of the volume of rolled products produced by the plant is directed to manufacturing of a number of types of high quality hardware products complying with the European standards. The Republic’s Administration in its turn also makes efforts to intensify consumption of goods produced on its territory (at BMP, for example)
by Bashkortostan’s enterprises.”
New set of equipment from GCR company, Italy with annual capacity of 36 000 tons allows Beloretsk Metallurgical Plant to start production of a brand new class of products – reinforcing wire with 4-12mm diameter used for construction. Due to low carbon content and mechanical strengthening, the cold-deformed reinforcement wire has several advantages compared to hot-rolled reinforcement wire of the same size such as improved welding characteristics, increased toughness and durability, lack of scale. Additionally cold-deformed reinforcement wire has higher design resistance to expansion and compression allowing to reduce its expenditure at 10 to 15 percent.
The set of equipment includes untwisting machine, mechanical descaler, lubricant-applying unit, cold-rolling mill, twisting machine, pneumatic equipment for coil bundling, equipment for supply of compressed air and water-cooling station. A bridge crane of lifting with capacity of 5 tons was additionally mounted in the aisle to deliver and load the wire-rod feed. Total investment to the project exceeded 55 million rubles.
The new project was implemented within the scope of BMP strategic investment program targeted at production facilities modernization; improve products quality, rise production volumes and increase output of high added value products. The equipment commissioned fully complies with high environmental standards of modern steelmaking.
Mechel OAO Senior Vice President Vladimir Polin commented on the event:
“Commissioning of the new equipment for production of cold-deformed reinforcement wire at Beloretsk Metallurgical Plant is one of Mechel’s projects providing the increase of the share of high-margin products manufactured by steel division enterprises of the group. New production of BMP – cold-deformed reinforcement wire – will be a source for processing by a production unit of
Mechel Service company in Moscow region into quality wire rod highly demanded in construction. We see increase in demand for this new class of steel products and as early as this month we received an important order for reinforcing wire of
BMP production.”
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies.  Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 11, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO